UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated March 24, 2015, announcing that its Board of Directors has appointed Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of the Company, to act as Interim Chief Financial Officer of the Company following the departure of Mr. Robert Perri, Chief Financial Officer, from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: April 1, 2015	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

Box Ships Inc.

BOX SHIPS INC. ANNOUNCES MANAGEMENT TRANSITION

ATHENS, Greece, March 24, 2015 – Box Ships Inc., (NYSE: TEU), or the Company, a global shipping company specializing in the transportation of containers, today announced that its Board of Directors has appointed Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of the Company, to act as Interim Chief Financial Officer of the Company. This follows the departure of Mr. Robert Perri, Chief Financial Officer, from the Company, effective today. The Company will look for a permanent replacement.

"After five years at the Company, I have decided to pursue a different career path more in line with my past experience. I truly appreciate my time at Box Ships, and the strong cooperation we had with everyone involved with the Company. More importantly, I would like to thank Mr. Bodouroglou, our Chairman and CEO, along with the Board of Directors for their trust and support over the years." Mr. Perri stated.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of the Company, commented: "We want to thank Mr. Perri for his hard work, dedication and contributions starting with the Initial Public Offering of the Company through the most recent loan restructuring, and we wish him luck in his new career pursuits."

For additional up to date information on the Company, please go to our website at www.box-ships.com and download our latest investor presentation, updated with latest developments.

About Box Ships Inc.
Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted-average age of 10.2 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC," respectively.

Contacts
Box Ships Inc.
+30 210-891-4600
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300